UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE § 240.13d-2(a)

The First Marblehead Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

320771108

(CUSIP Number)

Daniel Maxwell Meyers

c/o The First Marblehead Corporation

800 Boylston Street

34th Floor

Boston, MA 01299

(617) 638-2000

With a copy to:

Gregory M. Woods

c/o The First Marblehead Corporation

800 Boylston Street

34th Floor

Boston, MA 01299

(617) 638-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2008*

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* Please note that the Reporting Person previously filed a Schedule 13G pursuant to the provisions of Rule 13d-1(d). Because the Reporting Person has acquired beneficial ownership of more than 2 percent of the securities to which this statement relates within the previous 12 months, the Reporting Person is filing this Schedule 13D.

CUSIP No. 320771108

1.	NAMES OF REPORTING PERSONS Daniel Maxwell Meyers

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
	(a)	☐
	(b)	☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (see instructions) PF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 11,019,336(1)

	8.	SHARED VOTING POWER 0

	9.	SOLE DISPOSITIVE POWER 12,885,756(1)

	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,885,756(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.3%(2)

14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)  The amount reported in line 7 above excludes 1,866,420 shares of common stock, $0.01 par value per share, of The First Marblehead Corporation held by the Reporting Person over which he exercises no

CUSIP No. 320771108

direct or indirect voting control. The amount reported in lines 7, 9 and 11 above includes stock options to purchase 6,000,000 shares of Common Stock, all of which may become exercisable within 60 days of September 17, 2008. See Item 6 below.

(2)  The percentage reported is based upon 98,977,170 shares of Common Stock outstanding as of September 12, 2008 as disclosed in the Issuer’s definitive proxy statement in connection with its 2008 annual meeting of stockholders.

ITEM 1.	Security and Issuer.

This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of The First Marblehead Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 800 Boylston Street, 34th Floor, Boston, MA 01299.

ITEM 2.	Identity and Background.

(a)-(f)      This statement is being filed by Daniel Maxwell Meyers. His business address is c/o The First Marblehead Corporation, 800 Boylston Street, 34th Floor, Boston, MA 01299 and his present principal occupation is serving as the President and Chief Executive Officer of the Issuer. The Reporting Person is a United States citizen. During the last five (5) years he has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five (5) years he has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The securities reported herein were acquired over several years, starting in 1995 during the Reporting Person’s initial employment with the Issuer. The Reporting Person acquired the securities through various means, including (i) shares of Common Stock issued to the Reporting Person as a founder prior to the Issuer’s initial public offering without any consideration paid, (ii) shares of Common Stock purchased in rights offerings of the Issuer in February 1998 and January 1999, prior to the Issuer’s initial public offering, using borrowed funds as more fully described below and (iii) options to purchase (a) 2,000,000 shares of Common Stock at an exercise price of $6.00 per share, pursuant to a stock option agreement, dated August 18, 2008 (the “$6.00 Stock Options”); (b) 2,000,000 shares of Common Stock at an exercise price of $12.00 per share, pursuant to a stock option agreement, dated August 18, 2008 (the “$12.00 Stock Options”); and (c) 2,000,000 shares of Common Stock at an exercise price of $16.00 per share, pursuant to a stock option agreement, dated August 18, 2008 (the “$16.00 Stock Options”), which are exercisable within 60 days (collectively, the “Stock Options”). The Stock Options were granted at no cost to the Reporting Person and pursuant to an employment agreement, dated August 18, 2008, between the Reporting Person and the Issuer (the “Employment Agreement”) as part of his compensation for serving as the Issuer's President and Chief Executive Officer.

In February 1998, pursuant to an agreement (the “1998 Agreement”) between the Reporting Person and Robert James (“Mr. James”), Mr.  James caused approximately $372,540 to be advanced to the Reporting Person, for use in the purchase of shares of Common Stock in a rights offering.  Using

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those funds, the Reporting Person purchased 1,117,620 shares of Common Stock (the “1998 Shares”) in the rights offering at a purchase price of $0.333 per share.  Under the terms of the 1998 Agreement, Mr. James is entitled to the first $0.50 per share of any proceeds from the sale of the 1998 Shares and 50 percent of the balance of any proceeds from the sale of the 1998 Shares.

In January 1999, pursuant to an agreement (the “1999 Agreement”) between the Reporting Person and Mr. James, Mr. James caused approximately $280,800 to be advanced to the Reporting Person, for use in the purchase of shares of Common Stock in a rights offering.  Using those funds, the Reporting Person purchased 748,800 shares of Common Stock (the “1999 Shares”) in the rights offering at a purchase price of $0.375 per share.  Under the terms of the 1999 Agreement, Mr. James is entitled to the first $0.542 per share of any proceeds from the sale of the 1999 Shares and 50 percent of the balance of any proceeds from the sale of the 1999 Shares.

As provided in the 1998 Agreement and the 1999 Agreement, (i) the Reporting Person holds title to the 1998 Shares and the 1999 Shares, (ii) certificates representing the 1998 Shares and the 1999 Shares are in the custody of Mr. James, and (iii) Mr. James maintains authority to vote the 1998 Shares and the 1999 Shares.  The Reporting Person believes that the Reporting Person holds sole dispositive power with respect to the 1998 Shares and the 1999 Shares.  Mr. James and a foundation on behalf of which Mr. James claims to have acted in entering into the 1998 Agreement and the 1999 Agreement have brought an action against the Reporting Person, in which they have contested the Reporting Person’s sole dispositive power with respect to the 1998 Shares and the 1999 Shares.  That action remains pending as of the date of this report.

ITEM 4.	Purpose of Transaction.

The Reporting Person acquired the securities reported herein for various purposes, including (i) shares of Common Stock issued prior to the initial public offering of the Issuer in connection with his position as a founder and executive officer of the Issuer and (ii) shares of Common Stock purchased for investment purposes in connection with the rights offerings of the Issuer in February 1998 and January 1999 prior to the initial public offering of the Issuer.  The Reporting Person acquired beneficial ownership of the shares of Common Stock issuable pursuant to the Stock Options in connection with the execution of the Employment Agreement and as part of his compensation for serving as the Issuer's President and Chief Executive Officer.

The Reporting Person intends to evaluate his holdings in the Issuer on a continual basis. In the future, he may acquire additional shares of Common Stock or other securities of the Issuer.  In addition, he may dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws. Such decisions will be based on a number of factors, including market conditions, the price at which such shares can be purchased or sold, and the Reporting Person’s personal finances.

As the President and Chief Executive Officer of the Issuer, the Reporting Person is routinely involved in the management of and setting policy for the Issuer, and he participates with the Board of Directors in the consideration of and taking action on significant corporate events involving the Issuer. As a result, from time to time he may consider proposals that relate to or would result in the matters listed in Items 4(a)-(j) of Schedule 13D. Except as otherwise described herein, the Reporting Person has no plan or proposal with respect to the Issuer which relates to or would result in any of the matters listed in Items 4(a)-(j) of Schedule 13D.

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ITEM 5.	Interest in Securities of the Issuer.

(a)-(b)     For purposes of Section 13(d) of the Securities Exchange Act of 1934, the Reporting Person may be deemed to beneficially own 12,885,756 shares of Common Stock, which represents 12.3% of the outstanding shares of Common Stock. This percentage is based upon 98,977,170 shares of Common Stock outstanding as of September 12, 2008 as listed in the Issuer’s definitive proxy statement relating to its 2008 annual meeting of stockholders.

The Reporting Person has the sole power to vote or to direct the vote of 11,019,336 shares of Common Stock and sole power to dispose or direct the disposition of 12,885,756 shares of Common Stock.   The amount reported in lines 7, 9 and 11 above includes 6,000,000 shares of Common Stock issuable pursuant to the Stock Options that may become exercisable within 60 days of September 17, 2008.  The Reporting Person will have dispositive power over 4,000,000 of such 6,000,000 shares upon exercise of the $12.00 Stock Options and the $16.00 Stock Options, and will gain dispositive power over the remaining 2,000,000 shares upon exercise of the $6.00 Stock Options over time beginning on August 18, 2009, provided that such 2,000,000 shares may be issued to the Reporting Person pursuant to a stock restriction agreement in advance of vesting and the vesting of such $6.00 Stock Option may accelerate upon the occurrence of certain events.  See Item 6 below.

(c)           Transactions in shares of Common Stock in the last 60 days by the Reporting Person:

Date	Type of Security	Number of Shares	Price paid per Share*	Exercise Price per Share	Nature of Transaction

August 18, 2008	Stock Option to purchase shares of Common Stock	2,000,000	$0.00	$6.00	The stock option was granted by the Issuer.

August 18, 2008	Stock Option to purchase shares of Common Stock	2,000,000	$0.00	$12.00	The stock option was granted by the Issuer.

August 18, 2008	Stock Option to purchase shares of Common Stock	2,000,000	$0.00	$16.00	The stock option was granted by the Issuer.

* As disclosed in Item 3 above, the Stock Options were granted at no cost to the Reporting Person pursuant to the Employment Agreement and as part of the Reporting Person’s compensation for serving as the Issuer's President and Chief Executive Officer.

(d)           A third party has the right to receive a portion of the proceeds from the sale of certain shares of Common Stock owned by the Reporting Person. See Item 3.

(e)           Not applicable.

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ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Under the terms of the Employment Agreement, if the Reporting Person’s employment is terminated by the Issuer without Cause, as defined in the Employment Agreement, or if the Reporting Person terminates his employment for Good Reason, as defined in the Employment Agreement, subject to signing a general release of claims, all stock options and other stock-based awards held by the Reporting Person will become fully exercisable or nonforfeitable and the Stock Options shall be exercisable until the Final Exercise Date, as defined below.

On August 18, 2008 (the “Grant Date”), the Reporting Person was granted: (a) the $6.00 Stock Options, which vest and become exercisable as to 25% of the shares underlying the Stock Option on each of the first, second, third and fourth anniversaries of the Grant Date; (b) the $12.00 Stock Options, which vest and become exercisable in full 90 days after the Grant Date; and (c)  the $16.00 Stock Options, which vest and become exercisable in full 90 days after the Grant Date.

Each of the Stock Options will vest and become exercisable in full (a) if the closing sale price of the Common Stock is at least 150% of the exercise price of the applicable option for a period of five consecutive trading days (assuming the trading on each day is not less than 90% of the average daily trading volume for the prior three months prior to such five day period), (b) in the event of the Reporting Person’s death or disability, as defined in the Employment Agreement, or (c) in the event that the Reporting Person’s employment is terminated by the Issuer without Cause, as defined in the Employment Agreement, or by the Reporting Person with Good Reason, as defined in the Employment Agreement.  In addition, subject to certain conditions set forth in the Employment Agreement, the $6.00 Stock Options may be exercised beginning 90 days after the Grant Date prior to vesting, provided that the unvested shares issued will be held in escrow by the Issuer and will be subject to a repurchase option by the Issuer as set forth in the form of stock restriction agreement attached as Exhibit A to the relevant stock option agreement.  Each of the Stock Options will expire ten (10) years from the Grant Date (the “Final Exercise Date”).  The Stock Options were not granted under any of the Issuer’s existing stockholder-approved incentive plans.

In connection with a Reorganization Event (as defined in the relevant stock option agreements), the Stock Options shall be assumed, or a substantially equivalent option shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof).  Except in a Roll-In Transaction (as defined below), the Reporting Person shall not be entitled to any equitable relief in connection with any actual or threatened breach or violation of this provision (including without limitation (x) any injunction seeking a modification of, or seeking to prevent entry into or consummation of, a Reorganization Event or seeking to prevent any such actual or threatened breach or violation, or (y) specific performance of the obligations set forth herein).  The Reporting Person’s remedy for any such actual or threatened breach or violation shall be to seek money damages, if any, for any actual breach or violation.

With respect to any Reorganization Event in connection with which there is a Roll-In Transaction, provided that the Reporting Person, as a condition to the assumption or substitution of his option, enters into any shareholder, stock transfer restriction, put or call, voting or similar agreement that all participating holders execute in connection with such Roll-In Transaction, the Reporting Person shall be entitled to specific performance of the obligation to have his option assumed or substituted as set forth above; provided however, that the Reporting Person shall not be entitled to an order or injunction requiring or seeking the rescission of, modification of, or prevention of the entry into or consummation of, such Roll-In Transaction.

For purposes of the Stock Options, “Roll-In Transaction” shall mean any transaction, series of transactions or other arrangement pursuant to which two or more holders of more than 1% but less than all

CUSIP No. 320771108

of the issued and outstanding shares of Common Stock or other equity interests of the Issuer agree or are allowed to exchange or contribute their existing equity and, in consideration therefor, continue as an equity owner in the Issuer or its successor in the Reorganization Transaction.

Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person or entity with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, nor are there any contracts, arrangements, understandings or relationships regarding securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

ITEM 7.	Material to be Filed as Exhibits.
The following documents are filed as Exhibits to this statement.

Exhibit No.	Description

1.

Employment Agreement, dated as of August 18, 2008, between the Issuer and the Reporting Person (incorporated by reference to Exhibit 99.3 of the Issuer's Current Report on Form 8-K filed on August 18, 2008).

2.	Form of Stock Option Agreement for $6.00 Stock Options (incorporated by reference to Exhibit 99.4 of the Issuer's Current Report on Form 8-K filed on August 18, 2008).

3.	Form of Stock Option Agreement for $12.00 Stock Options and $16.00 Stock Options (incorporated by reference to Exhibit 99.5 of the Issuer's Current Report on Form 8-K filed on August 18, 2008).

4.	Letter agreement, dated February 20, 1998, among the Reporting Person, Stephen Anbinder and Robert James.

5.	Letter agreement, dated January 25, 1999, among the Reporting Person, Stephen Anbinder and Robert James.

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SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2008

By:	/s/ Daniel Maxwell Meyers
Daniel Maxwell Meyers